

Mail Stop 4561

April 11, 2018

Gregory W. Buckis, Sr.
Senior Vice President, Corporate Controller and Chief Accounting Officer
CACI International Inc
1100 North Glebe Road
Arlington, VA 22201

     Re: **CACI International Inc**
             Form 8-K
             Filed January 31, 2018
             File No. 001-31400

Dear Mr. Buckis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  /s/ Craig D. Wilson

                                  Craig D. Wilson
                                  Sr. Asst. Chief Accountant
                                  Office of Information Technologies
                                  and Services